
02017164

PE 2-28-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 1 2002
167
WASH, DC SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

SK Telecom Co., Ltd.

99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, February 6, 2002

By 

Name : Hyo-Sup Song
Title: Vice President

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

Seoul, February 6, - SK Telecom Co., Ltd. ("SK Telecom" or the "Company") (NYSE:SKM) announced today its non-consolidated Korean GAAP financial and operating results for the year ended December 31, 2001.

The sales revenue in 2001 increased by 8% from last year to 6.2 trillion won. Our cellular revenue rose about 11% YoY to 5 trillion won from a sum of 4.5 trillion won. This strong performance was attributed to the growth in subscriber base, increase in ARPU/MOU, and the increased usage of Value Added Service and wireless Internet.

Despite the market share restriction imposed on SKT, we experienced a 5% increase in total subscriber numbers and our 2.5G subscriber numbers surpassed internal targets by 34% to reach approximately 2.7 million by the end of 2001.

Our operating expenses in 2001 decreased by 3% YoY to 4 trillion won. Marketing expenses fell by 36% YoY to 906 billion won due to the government's ban on handset subsidy and our efforts to meet the market share condition.

However, compared with the 3rd quarter, our 4th Quarter marketing expenses surged by 50% to 322 billion won as the Company launched and promoted new services and products, such as the integrated wireless portal NATE and market segmentation products such as UTO during the period. The depreciation expenses in 2001 increased by 20% to 1.1 trillion won and interconnection expense decreased slightly by 3% to 603 billion won.

The non-operating income declined by 39% YoY to 113 billion won due to lower interest rates and reduced cash deposit. Non-operating expenses increased by 21% YoY to 555 billion won, which was mainly attributed to the increase in interest expenses from increased interest-bearing debt, loss on equity method, and donation to employee welfare fund and educational foundations.

The effective tax rate of 35.3% in 2001 was higher than normal corporate tax rate. It is because, as we had explained at the last conference call, tax credit realized from good will amortization expense and loss on equity method had to be paid back before the completion of merger with STI.

On January 11th, the Ministry of Information and Communication provided approval for the SKT-STI merger without imposing any conditions on the Company's market share and any significant restrictions on marketing activities. As of January 13th, SK Telecom completed the merger with Shinsegi Telecom. The Company used its treasury shares to acquire the rest of STI shares, resulting in no dilution to existing shareholders.

SK Telecom has made serious efforts to address the share overhang issue. Apart from the stock buyback the Company implemented in May and June last year, it formed a 1.3 trillion won share repurchase trust intended to address any massive sale of SKT shares that may impact the stock price. The trust first purchased 3% of SKT shares owned by Korea Telecom in last October and very recently, the trust also purchased 1.53% of the Company's shares from SK Global

Income Statement

(KRW billions)

	2001	2000	1999
Cellular sub-total	**4,993.7**	**4,501.0**	**3,224.3**
Mobile to Mobile	446.2	352.2	-
Land to Mobile	724.9	789.6	801.0
Interconnection Sub-total	**1,171.1**	**1,141.8**	**801.0**
Pagers	8.8	57.7	215.3
Netsgo	-	36.6	38.4
Others	53.6	23.9	5.9
Total Revenue	**6,227.1**	**5,760.9**	**4,284.9**
	-	-	
Operating Expenses	**4,023.0**	**4,124.8**	**3,996.2**
	-	-	
Operating Income	**2,204.2**	**1,636.1**	**288.7**
	-	-	
Non Operating Income	**112.6**	**183.6**	**428.7**
	-	-	
Non Operating Expenses	**555.3**	**458.8**	**244.6**
	-	-	
Ordinary Income	**1,761.4**	**1,360.9**	**472.8**
	-	-	
Income Before Taxes	**1,761.4**	**1,360.9**	**401.6**
	-	-	
Net Income	**1,140.3**	**950.7**	**304.1**

Balance Sheet

(KRW billions)

	2001	2000	1999
Assets			
Total Assets	**10,627.9**	**9,053.6**	**6,213.1**
Long-term Liabilities	2,403.9	1,193.8	1,018.5
Total Liabilities	**4,945.6**	**3,087.7**	**2,469.7**
Total Stockholders' Equity	**5,682.3**	**5,966.0**	**3,743.3**

Other Financial Data

	2001	2000	1999
Depreciation	**1,098.0**	**911.3**	**701.9**
Capex	**1,136.4**	**1,825.4**	**864.6**


SEC MAIL PROCESSING
RECEIVED
MAR 1 2002
167
WASH. DC

Filing Desk
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Via Facsimile : 202-942-9525
(Telephone : 202-942-2990)

Re: SK Telecom Co., Ltd.
American Depositary Shares

NYSE File No.333-4960